Jinpan International Ltd. Launches
New Corporate Website

Carlstadt, N.J., August 30, 2012 – Jinpan International Ltd (Nasdaq: “JST”), a leading designer, manufacturer, and distributor of cast resin transformers for voltage distribution equipment, today announced the launch of its new corporate website under the domain name of http://www.jinpaninternational.com/.

The new website provides important, easily accessible information about the Company’s corporate culture, operating history, facilities, product lines, and marketing and sales strategies.  The website also provides access to the Company’s recent press releases and investor presentation.

Mr. Zhiyuan Li, Chief Executive Officer of Jinpan, commented, “Our new corporate website offers a user-friendly interface, a refreshed design and easy navigation to enhance our communications with investors, customers and business partners. We believe that our new website will enable current and prospective investors to better understand our business and competitive advantages and serve as an important platform to deliver on our commitment to achieve greater transparency as a U.S. publicly-traded company.”

About Jinpan International Ltd

Jinpan International Ltd. (Nasdaq: JST) designs, manufactures, and markets cast resin transformers for power distribution and wind energy products. Jinpan's cast resin transformers allow high voltage transmissions of electricity to be distributed to various locations in lower, more usable voltages. The Company has obtained ISO9001 and ISO14001 certifications for its cast resin transformers. Its principal executive offices are located in Hainan, China and its U.S. headquarters is based in Carlstadt, New Jersey.

Safe Harbor Provision

This press release contains forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on management’s current expectations and observations and involve known and unknown risks, and uncertainties or other factors not under the Company’s control, which may cause actual results, performance or achievements of the company to be materially different from the results, performance or other expectations implied by these forward-looking statements. These factors are listed from time-to-time in our filings with the Securities and Exchange Commission, including, without limitation, our Annual Report on Form 20-F for the period ended December 31, 2011 and our subsequent reports on Form 6-K.

Except as required by law, we are not under any obligation, and expressly disclaim any obligation, to update or alter any forward-looking statements, whether as a result of new information, future events or otherwise.

Investor Contact Information:

At Jinpan International Ltd. Mark Du Chief Financial Officer (201) 460-8778	At ICR, Inc.: In U.S. Bill Zima (646) 308-1630